June 18, 2018

RE: Resignation from Marijuana Company of America, Inc.

To the Board of Directors:

Please accept this letter as formal notice as my resignation as chief financial officer and director of Marijuana Company of America, Inc. effective June 18, 2018.

I have reviewed the disclosures that the Company intends to make on Form 8-K pertaining to my resignation as it relates to Item 502 and I agree with them.

Regards,

/s/ Robert Hymers, CPA

Robert Hymers, CPA

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